Exhibit 99.1

Indonesia Energy Corporation Celebrates Commencement of Operations on the First of Two Planned Wells at Kruh Block

President Frank Ingriselli Visits K-29 Wellsite to Mark Operational Milestone

JAKARTA, INDONESIA AND DANVILLE, CA, Monday, July 6, 2026 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced the commencement of operations on IEC’s “K-29” well during a recent visit by IEC President Frank Ingriselli, Chief Operations Officer Mirza Said, and Chief Technology Officer Charlie Wu.

The following video captures executive visit and start of operations at the new well: https://youtu.be/oYC0VRhmchg.

Photographs from the executive visit can be viewed on the IEC website: https://ir.indo-energy.com

Following completion of the K-29 well, IEC plans to commence drilling operations at the WK-5 wellsite as part of its ongoing Kruh Block drilling program. Preparatory operations for drilling at the WK-5 wellsite are progressing as planned. Under IEC’s contract for Kruh Block with Pertamina, the Indonesian state-owned oil and gas company, Pertamina will purchase all the crude oil produced and pay IEC in US dollars at the price of Brent after subtracting a small transportation cost.

Mr. Frank Ingriselli, IEC’s President, commented “It was exciting to see the significant progress that has been made at the K-29 wellsite with drilling soon to begin. Fuel has been delivered, the water and mud pits have been filled up, computer systems have been commissioned. All drilling equipment and related services are in place. I was particularly impressed by the professionalism, experience and preparedness of the team that will oversee operations as we move into the drilling phase after final safety clearances from the government.”

“I was also pleased to confirm that we have submitted environmental clearances to drill an additional 30 wells on the Kruh Block before 2035,” continued Mr. Ingriselli. “This represents another important step in executing our long-term development strategy. We look forward to updating the marketplace as we achieve key operational milestones. Further, we continue to believe our Indonesia assets position IEC favorably to maximize investment returns and enhance long-term shareholder value.”

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “explore,” “could,” “estimates,” “seek,” “believes,” “hopes,” “understand,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” “aim,” “goal,” “may” and similar conditional expressions related to the future are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release, other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without limitation those related to the timing for, and results of, 2026 and other drilling activities at IEC’s Kruh Block as well as the price of oil, which changes daily and could lower over time. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of IEC’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed on April 29, 2026, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com